Exhibit 12(b)

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year ended December 31
(Dollars in millions)	2010	2009	2008	2007	2006

Earnings (loss)(a)	$2,027	$(2,693)	$6,157	$13,526	$11,915
Plus:
Interest included in expense(b)	14,924	17,491	24,654	22,420	17,605
One-third of rental expense(c)	212	267	171	336	306

Adjusted "earnings"(d)	$17,163	$15,065	$30,982	$36,282	$29,826

Fixed Charges:
Interest included in expense(b)	$14,924	$17,491	$24,654	$22,420	$17,605
Interest capitalized	39	39	65	80	77
One-third of rental expense(c)	212	267	171	336	306

Total fixed charges	$15,175	$17,797	$24,890	$22,836	$17,988

Ratio of earnings to fixed charges	1.13	0.85	1.24	1.59	1.66

Preferred stock dividend requirements	$–	$–	$–	$–	$3

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	0.72	(1.58)	0.74	1.08	1.13

Preferred stock dividend factor on
pre-tax basis	$–	$–	$–	$–	$3
Fixed charges	15,175	17,797	24,890	22,836	17,988

Total fixed charges and preferred
stock dividend requirements	$15,175	$17,797	$24,890	$22,836	$17,991

Ratio of earnings to combined fixed
charges and preferred stock dividends	1.13	0.85	1.24	1.59	1.66

(a)	Earnings (loss) before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.

(d)
In accordance with Item 503 of SEC Regulation S-K, we are required to disclose the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges. As of December 31, 2009, this amount was $2,732 million.